Exhibit 99(a)(2)

LETTER OF TRANSMITTAL

To: JPS Industries, Inc.

Instructions: Before signing this Letter of Transmittal, please make sure you have received and read (i) the Offer to Purchase Certain Outstanding Options to Purchase Common Stock, par value $0.01 (“Common Stock”) Issued Pursuant to the JPS Industries, Inc. (“JPS Industries”) 1997 Incentive and Capital Accumulation Plan, as Amended (the “Plan”), dated February 5, 2004 (the “Offer to Purchase”); (ii) the letter from Michael L. Fulbright, Chairman, President and Chief Executive Officer, dated February 5, 2004; and (iii) the instructions to this Letter of Transmittal (as such documents may be amended or supplemented from time to time, the “Offer Documents”), which together convey the terms and conditions of JPS Industries’ offer to repurchase from eligible employees options to purchase shares of Common Stock (“Options”) issued under Plan (the “Offer”). The Offer expires at 5:00 p.m., Eastern Time on March 5, 2004 (or a later date if JPS Industries extends the Offer pursuant to the terms of the Offer Documents).

I understand that, if I elect to tender my Options for payment pursuant to the terms and conditions of the Offer, I will receive the applicable cash payment provided in the Offer for each Option (less applicable withholding taxes or charges) that JPS Industries accepts for payment. I understand that, once accepted for payment pursuant to the terms and conditions of the Offer by JPS Industries, I will have no further rights under any Options tendered by me, including with respect to the shares of Common Stock underlying such Options or any appreciation related thereto. I understand that if I tender any of my Options, under any of my Option grants, in the Offer, I must tender all of my Options, under all of my Option grants, regardless of exercise price, in the Offer. Further, I have been advised to consult with my own financial, accounting, tax and legal advisors before deciding whether to participate in the Offer.

I understand that, if JPS Industries’ Common Stock price increases after the date that my tendered Options are accepted for payment pursuant to the terms and conditions of the Offer, I will have no right to participate in such Common Stock price appreciation with respect to the shares of Common Stock underlying such Options, although the Options I tendered in the Offer may otherwise have been worth more than the payment that I received for them in the Offer.

By accepting this Offer, I acknowledge that: (i) my acceptance of the Offer is voluntary; (ii) my acceptance of the Offer shall not create a right to further employment and shall not interfere with the ability of my employer to terminate my employment relationship at any time with or without cause; and (iii) the Offer, the Options and the payment for my tender of the Options are not part of normal or expected compensation or salary for any purposes including, but not limited to, calculating any severance, resignation, redundancy, end of service payments, bonuses, long-service awards, pension or retirement benefits or similar payments.

I hereby represent and warrant that I have full power and authority to tender the Options I currently hold and that, when and to the extent such Options are accepted for payment by JPS Industries, such Options will be free and clear of all security interests, liens, restrictions, charges, encumbrances, conditional sales agreements or other obligations relating to the sale or transfer thereof (other than pursuant to the applicable Option agreement) and such Options will not be subject to any adverse claims. Further, I represent and warrant that such Options will be rendered null and void and I will have no further rights thereunder. Upon request, I will execute and deliver any additional documents deemed by JPS Industries to be necessary or desirable to complete the exchange of such Options pursuant to the Offer.

The name of the registered holder of the tendered Options appears below exactly as it appears on the option agreement or agreements representing the tendered Options.

Subject to the above understandings and the terms and conditions set forth in the Offer, I hereby agree to participate in the Offer as indicated below. I have read, and understand and agree to, all of the terms and conditions of the Offer. I have read and followed the instructions attached to this Letter of Transmittal.

Notice: You may withdraw your acceptance of the Offer by submitting a written notice of withdrawal with the required information as set forth in the Offer to Purchase. However, any valid withdrawal must be received by JPS Industries at the address set forth below for the receipt of an executed Letter of Transmittal prior to the Offer expiration date of 5:00 p.m., Eastern Time, March 5, 2004 or, if the Offer is extended, the later date upon which the Offer expires.

Please check the box as respects all of the Options that you hold if you agree to tender those Options for payment pursuant to the terms of the Offer Documents and the Offer generally.

☐	YES, pursuant to the terms and conditions of the Offer, I wish to tender for payment each of the Options I currently hold.

I understand that all of these Options will be accepted for payment as promptly as practical following the expiration of the Offer. I understand that applicable withholding taxes and charges will be withheld from any payment due to me.

Date	Signature

E-mail Address	Name (please print) and Tax ID/Social Security Number

Return to: Ellis Jackson before 5:00 p.m., Eastern Time, on March 5, 2004 (or if the Offer is extended, by no later than 5:00 p.m., Eastern Time, on the later date on which the Offer expires), c/o JPS Industries, Inc., 555 North Pleasantburg Drive, Suite 202, Greenville, South Carolina 29607 or by fax at (864) 271-9939.

INSTRUCTIONS TO THE LETTER OF TRANSMITTAL

Forming Part of the Terms and Conditions of the Offer

1. Delivery of Letter of Transmittal.

A properly completed and executed original of this Letter of Transmittal (or a facsimile of it), and any other documents required by this Letter of Transmittal, must be received by Ellis Jackson at JPS Industries, Inc., 555 North Pleasantburg Drive, Suite 202, Greenville, South Carolina 29607 or by fax at (864) 271-9939 before the expiration of the Offer at 5:00 p.m., Eastern Time, on March 5, 2004 or, if the Offer is extended, at any time prior to the extended expiration date of the Offer. References herein to “JPS Industries,” the “Company,” “we” or “our” mean JPS Industries, Inc. References herein to “you” or “your” are references to employees of JPS Industries who are eligible to participate in the Offer.

The method by which you deliver any required documents is at your option and risk, and the delivery will be deemed made only when actually received by the Company. You may mail, courier or hand deliver your Letter of Transmittal to Ellis Jackson at JPS Industries, at the address listed above, or you may fax it to him at (864) 271-9939. In all cases, you should allow sufficient time to ensure timely delivery.

2. Withdrawal.

Tenders of Options made in the Offer may be withdrawn by you at any time before the expiration of the Offer. If the Company extends the Offer beyond that time, you may withdraw your tendered options at any time prior to the extended expiration date of the Offer. In addition, if not yet accepted for payment, after the expiration of 40 business days from the commencement of this Offer, or after April 1, 2004, you may withdraw any tendered Options. To withdraw tendered Options you must submit a written notice of withdrawal with the required information as set forth in the Offer to Purchase to Ellis Jackson at the address listed above, or you may fax it to him at (864) 271-9939. Withdrawals may not be rescinded and any Options withdrawn will thereafter be deemed not properly tendered for purposes of the Offer unless the withdrawn Options are properly re-tendered before the expiration of the Offer by delivery of a new Letter of Transmittal following the procedures described in these Instructions. Upon the receipt of such a new, properly completed, signed and dated Letter of Transmittal, any previously submitted Letter of Transmittal or notice of withdrawal will be disregarded and will be considered superseded and replaced in full by the new Letter of Transmittal.

3. No Partial Tenders; Waiver of Notice.

If you tender any of your Options, we will not accept the tender of less than all of your Options under all Option grants made to you. Accordingly, you must tender with respect to all of your Options, under all of your Option grants, if you tender any of your Options under any of your Option grants, regardless of exercise price. The Company will not accept any alternative, conditional or contingent tenders. By signing this Letter of Transmittal (or a facsimile of it), you waive any right to receive any notice of the receipt or acceptance of the tender of your Options, except as provided for in the Offer to Purchase. Any confirmation of receipt sent to you will merely be a notification that we have received your Letter of Transmittal and does not mean that your Letter of Transmittal has been accepted or that your Options have been accepted for payment. Options that you tender in the Offer will be accepted for payment as promptly as practicable following the expiration of the Offer.

4. Signatures on this Letter of Transmittal.

If this Letter of Transmittal is signed by the holder of the Options, the signature must correspond with the name as written on the face of the Option agreement or agreements to which the Options are subject, without alteration, enlargement or any change whatsoever. If your name has been legally changed since your Option agreement was signed, please submit proof of the legal name change.

If this Letter of Transmittal is signed by a trustee, executor, administrator, guardian, attorney-in-fact, or other person acting in a fiduciary or representative capacity, that person should so indicate when signing, and proper evidence satisfactory to the Company of the authority of that person to so act must be submitted with this Letter of Transmittal.

5. Other Information on This Letter of Transmittal.

In addition to signing this Letter of Transmittal, you must print your name and indicate the date on which you signed. You must also include a current e-mail address and your tax identification number or social security number.

6. Requests for Assistance or Additional Copies.

Any questions or requests for assistance, as well as requests for additional copies of the Offer to Purchase or this Letter of Transmittal (which will be furnished at the Company’s expense) should be directed to Ellis Jackson, c/o JPS Industries, Inc., 555 North Pleasantburg Drive, Suite 202, Greenville, South Carolina 29607, telephone: (864) 239-3902, fax (864) 271-9939.

7. Irregularities.

All questions as to the number of shares subject to Options to be accepted for payment and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Options will be determined by the Company in its sole discretion. The Company’s determinations shall be final and binding on all parties. The Company reserves the right to reject any or all tenders of Options the Company determines not to be in proper form or the acceptance of which may, in the opinion of the Company’s counsel, be unlawful. The Company also reserves the right to waive any of the conditions of the Offer and any defect or irregularity in the tender of any particular Options, and the Company’s interpretation of the terms of the Offer (including these instructions) will be final and binding on all parties. No tender of Options will be deemed to be properly made until all defects and irregularities have been cured or waived. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Company shall determine. Neither the Company nor any other person is or will be obligated to give notice of any defects or irregularities in tenders, and no person will incur any liability for failure to give any such notice.

Important: this Letter of Transmittal (or a facsimile copy of it) together with all other required documents must be received by the Company, before 5:00 p.m., Eastern Time, on March 5, 2004 or, if the Offer is extended, the later date upon which the Offer expires.

8. Additional Documents to Read.

You should be sure to read the Offer to Purchase, all documents referenced therein, and the letter from our Chairman, President and Chief Executive Officer, dated February 5, 2004, before deciding whether you want to participate in the Offer.

9. Important Tax Information.

You should refer to the section entitled “Material Federal Income Tax Consequences” in the Offer to Purchase, which contains important Federal income tax information.